VIA EDGAR

To:	United States Securities and Exchange Commission

Re:	Tahoe Resources Inc. (the “Registrant”)
Registration Statement on Form 40-F
Consent of Expert

This consent is provided in connection with the Registrant’s registration statement on Form 40-F to be filed by the Registrant with the United States Securities and Exchange Commission and any amendments thereto (the “Registration Statement”). The Registration Statement incorporates by reference, among other things, the Registrant’s Annual Information Form for the year ended December 31, 2011 (the “Annual Information Form”).

I, Daniel Roth, P.E. of M3 Engineering & Technical Corporation, Tucson, Arizona, hereby consent to:

  the use of my name in connection with my involvement in the preparation of the technical report entitled Escobal Guatemala Project NI 43-101 Preliminary Economic Assessment and dated November 29, 2010 (the “The Technical Report”);

  references to the Technical Report, or portions thereof, in the Annual Information Form; and

  the inclusion and incorporation by reference of the information derived from the Technical Report in the Registration Statement.

Dated the 30th day of April, 2012

/s/ Daniel Roth
Daniel Roth, P.E.

Phone: 775.825.8574 | Fax: 775.825.8938
5190 Neil Road, Suite 460 | Reno Nevada 89502 USA